UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-39950

Evaxion Biotech A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in Evaxion Biotech A/S’s registration statements on Form S-8 (File No. 333-255064), on Form F-3 (File No. 333-265132), on Form F-1, as amended (File No. 333-266050), Form F-1 (File No. 333-276505), and Form F-1 (File No. 333-279153), including any prospectuses forming a part of such registration statements and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Entry Into Material Agreement

As of June 21, 2024, Evaxion Biotech A/S (the “Company”) has entered into an Amendment to Warrants to Subscribe for Ordinary Shares Represented by American Depositary Shares (the “Warrant Amendment”) with each of the holders of the Company’s Warrants to purchase up to 9,726,898 ordinary shares represented by 972,689 American Depositary Shares (“ADSs”) sold pursuant to the securities purchase agreement and investment agreement entered into on December 18, 2023. The Warrant Amendment amends and converts the Warrant exercise price per ordinary share from $0.707 to 4.799 DKK (Danish Kroner), subject to adjustment.

The Warrant Amendment is filed as Exhibit 10.1 to this Current Report on Form 6-K and incorporated herein by reference. The foregoing description of such agreement and the transactions contemplated thereby are qualified in their entirety by reference to such exhibit. In addition, the Agreement has been included to provide information regarding its terms. The Agreement is not intended to provide any other information about the Company.

Exhibits

Exhibit
No.	Description
10.1	AMENDMENT TO WARRANT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: June 24, 2024	By:	/s/ Christian Kanstrup
Christian Kanstrup
Chief Executive Officer